SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

August 2, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: James O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc. (the “Registrant”)
(Investment Company Act File No. 811-07797)
Preliminary Proxy Statement on Schedule 14A Filed on July 19, 2013
(Accession Number 0001193125-13-295765)

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned on July 29, 2013 regarding the above-referenced Proxy Statement (the “Proxy Statement”) relating to the proposal to approve an amendment to the Investment Advisory and Management Agreement between the Registrant, on behalf of the Focused Dividend Strategy Portfolio (the “Portfolio”), a series of the Registrant, and SunAmerica Asset Management Corp. (“SunAmerica”) to increase the advisory fee rate payable by the Portfolio to SunAmerica.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment 1:	In the section titled “Comparison of the Current Advisory Agreement and the Amended Advisory Agreement,” please indicate the date of the existing advisory agreement, in accordance with Item 22(c)(1)(i) of Schedule 14A.

Response:	The Registrant notes that the date of the Current Advisory Agreement has already been included in the section titled “Description of the Proposal,” in accordance with Item 22(c)(1)(i) of Schedule 14A, and thus respectfully declines to make the change requested by the Staff.

James O’Connor, Esq.

August 2, 2013

Comment 2:	Please revise the fourth sentence of the second paragraph in the section titled “Comparison of the Current Advisory Agreement and the Amended Advisory Agreement” as follows:

The annual management fee rate for the fiscal year ended October 31, 2013 at the Portfolio’s current size of approximately $4.5 billion, as of May 22, 2013, would be approximately 0.50%, assuming the size of the Portfolio’s assets remained constant throughout the period.

Response:	The Registrant has made the requested change although the date referenced is October 31, 2012, which conforms to the period shown in the fee and expense tables, and was the period used by the Registrant to calculate the rate.

Comment 3:	In the section titled “Comparison of the Current Advisory Agreement and the Amended Advisory Agreement,” the Staff suggests that it would be helpful to shareholders if the breakpoint calculation was explained.

Response:	The disclosure has been revised in response to the Staff’s suggestion. In particular, the Registrant has added a footnote in this section explaining that the management fee shown is a blended rate calculated based on the average daily net assets of the Portfolio throughout the fiscal year period.

Comment 4:	The Staff notes that the Registrant should maintain documentation to support the statement in the last sentence of the second paragraph in the section titled “Reasons to Vote for the Proposal and Factors Considered by the Board in Approving the Amended Advisory Agreement” that reads in part that “…the Portfolio’s performance has been very strong and the Portfolio has consistently outperformed its peers.”

Response:	The Registrant acknowledges the Staff’s comment and will maintain documentation to support this statement. The Registrant notes in particular that, among other things, the Lipper report presented to the Board in connection with its consideration of the Amended Advisory Agreement supports this statement.

Comment 5:	In the section titled “Reasons to Vote for the Proposal and Factors Considered by the Board in Approving the Amended Advisory Agreement, “ the Staff notes that, consistent with the instructions to Item 22(c)(11) of Schedule 14A, it is not sufficient to state that the board considered, noted, or made an observation about factors or issues that were material to its determination to approve the Amended Advisory Agreement without stating what the board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the Amended Advisory Agreement. In addition all factors and issues considered by the board that were material to its determination to approve the Amended Advisory must be disclosed and discussed in this section. Moreover, in furtherance of this comment, please replace the terms “considered,” “noted,” and “observed” in this section as indicated by the Staff with the term “concluded”.

James O’Connor, Esq.

August 2, 2013

Response:	The Registrant respectfully declines to revise this disclosure because it believes that the current disclosure accurately and sufficiently describes the factors and issues that were material to the Board’s determination to approve the Amended Advisory Agreement, as well as the Board’s conclusions with respect to those factors and issues.

Comment 6:	In the section titled “Voting Information and Requirements-Quorum; Adjournments,” please remove references to broker non-votes since there are no routine proposals to be voted upon and, therefore, there will be no broker discretionary voting and no broker non-votes.

Response:	The Registrant acknowledges the Staff’s comment but respectfully declines to make the changes requested by the Staff. While there may not ultimately be any broker non-votes received from brokers in connection with this proposal, the Registrant believes that the disclosure regarding the impact of such votes is relevant in the event that any such votes are received from brokers.

Should you have any questions concerning the above, please call the undersigned at (201) 324- 6378.

Sincerely,

/s/ John E. McLean

John E. McLean

Vice President & Senior Counsel